                                             File No. 70-9135


                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                         AMENDMENT NO. 3

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


                  YANKEE ATOMIC ELECTRIC COMPANY
                         580 Main Street
                   Bolton, Massachusetts 01740

            (Name of company filing this Statement and
              Address of Principal Executive Office)

                   NEW ENGLAND ELECTRIC SYSTEM

                               and

                       NORTHEAST UTILITIES

            (Name of Top Registered Holding Companies)



Thomas W. Bennet, Jr.         Kirk L. Ramsauer
Vice President and Treasurer, General Counsel and Clerk of Yankee
580 Main Street               25 Research Drive
Bolton, Massachusetts 01740   Westborough, Massachusetts 01582

           (Names and addresses of Agents for Service)

     Item 1 Borrowings from Bank(s): is further amended by adding the following to the end of the last paragraph of that section:

     In that File No. 70-9151, Northeast Utilities (NU) makes such demonstration by providing the following determinations:

     (i) NU's aggregate investment in EWGs and FUCOs (i.e, amounts invested in or committed to be invested in EWGs and FUCOs, for which there is no recourse to NU) does not exceed 50% of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At September 30, 1997, the ratio of such investment ($78 million) to such consolidated retained earnings ($702 million) was 11.1 percent.

     (ii) Central Termica San Miguel de Tucuman, S.A. Ave Fenix and Plantas Eolicas, S.A. (NU's only EWGs or FUCOs at this time) maintain books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

     (iii)No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

     (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

     (v) Neither NU nor any NU subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings
(CREs) for the four most recent quarterly periods has decreased by 10% or more from the average for the previous four quarterly periods (at 9/30/96, NU's CREs were $941 million; at 9/30/97, NU's CREs were $702 million), NU's aggregate investment in EWGs/FUCOs at such date ($78 million) did not exceed two percent of NU's consolidated capital investment in utility operations ($133.7 million).

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in Encoe
Partners, unless such losses did not exceed 5 percent of NU's consolidated retained earnings.

     (The Company received this demonstration from NU for inclusion in this statement.)

                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to Form U-1 (Commission's File No. 70-9135) to be signed on its behalf by the undersigned thereunto duly authorized.

                             YANKEE ATOMIC ELECTRIC COMPANY

                             s/Kirk L. Ramsauer

                             ___________________________________
                             Kirk L. Ramsauer
                             Clerk and General Counsel


Date: December 23, 1997